

Mail Stop 3720

November 6, 2009

Mr. John Campana
Chief Executive Officer
Maxray Optical Technology Co. Ltd.
5618 Tenth Line West, Unit 9
Mississauga, Ontario L5M 7L9
Canada

> **Re:** **Maxray Optical Technology Co. Ltd.**
> **Item 4.01 Form 8-K/A**
> **Filed November 6, 2009**
> **File No. 333-147225**

Dear Mr. Campana:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director